Via EDGAR Transmission

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:	Power Efficiency Corporation (the “Registrant”) — Accceleration of Effective Date of Registration Statement on Form SB-2 — Registration File No. 333-129233 (the “Registration Statement”)

Ladies and Gentlemen:

The Registrant hereby requests acceleration of the effective date of the Registration Statement to Monday, 3:00 p.m. Eastern Time, December 19, 2005.  The Registrant is aware of its respective responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.  The Registrant acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing of the Registration Statement (the “Filing”) effective, such action does not foreclose the Commission from taking any action with respect to the Filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                If you have any questions or require additional information, please do not hesitate to contact me.

Very truly yours,

POWER EFFICIENCY CORPORATION

/s/ STEVEN Z STRASSER

STEVEN Z STRASSER
Chairman & Chief Executive Officer
cc:	Russell Mancuso
Jay Mumford
Craig H. Norville

3900 Paradise Rd. Suite 283, Las Vegas, NV 89109

702-697-0377 Office

702-697-0379 Facsimile